Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Six months ended June 30	2007	2006

Ratios excluding interest on deposits:

Net income	$564	$594
Income tax expense	253	308
Less: Undistributed equity earnings	—	25
Fixed charges:
Interest on:
Borrowed funds	176	146
Long-term debt	723	697
One third of rents, net of income from subleases	14	12

Total fixed charges, excluding interest on deposits	913	855

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,730	$1,732

Ratio of earnings to fixed charges	1.89	2.03

Total preferred stock dividend factor (1)	$72	$57

Fixed charges, including the preferred stock dividend factor	$985	$912

Ratio of earnings to combined fixed charges and preferred stock dividends	1.76	1.90

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$913	$855
Add: Interest on deposits	1,848	1,419

Total fixed charges, including interest on deposits	$2,761	$2,274

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,730	$1,732
Add: Interest on deposits	1,848	1,419

Total	$3,578	$3,151

Ratio of earnings to fixed charges	1.30	1.39

Fixed charges, including the preferred stock dividend factor	$985	$912
Add: Interest on deposits	1,848	1,419

Fixed charges, including the preferred stock dividend factor and interest on deposits	$2,833	$2,331

Ratio of earnings to combined fixed charges and preferred stock dividends	1.26	1.35

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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